Source   MARKET NEWS
Date 09/20/2005
Time 06:39:19 PM
Company   Derek Oil & Gas Corporation
Title Short
Positions on 2005/09/15   15,500

  DMIS Processed No CDNX Symbol: DRK
Exchange: VSE Symbol: DRK
Exchange: Symbol:
Exchange: Symbol:

Press Release

DEREK OIL & GAS CORP ("DRK-V;DRKOF-L")
- Short Positions on 2005/09/15   15,500   5,400   0.49

//st

Date	Net Total Change	Last Shorted	Total Price	Price Volume	Range
2005/09/15	5,400	15,500	0.49	573,783	0.48 - 0.53
2005/08/31	10,100	10,100	0.51	894,759	0.47 - 0.56
2005/08/15		N/A			
2005/07/31		N/A			
2005/07/15	-5,000	0	0.37	321,828	0.37 - 0.40
2005/06/30	5,000	5,000	0.38	432,046	0.36 - 0.41
2005/06/15	0	0	0.39	338,592	0.38 - 0.42
2005/05/31	-500	0	0.37	659,631	0.35 - 0.39

* - Indicates that the closing price used is the last non-zero
closing price and is not the closing price on the report date.

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